June 9, 2005



Mr. Bruce G. Waterman
Senior Vice President, Finance & Chief Financial Officer
Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary A0 T2J7E8
Canada

	Re:	Agrium Inc.
		Form 40-F for the Fiscal Year Ended December 31, 2004
      Filed February 14, 2005
		File No. 001-14460

Dear Mr. Waterman:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the Form 40-
F.

	 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 40-F for the Fiscal Year Ended December 31, 2004

Evaluation of Disclosure Controls and Procedures, Page 3

1. We note your statement that the "disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities." In your future filings, please revise your statement to reflect the following:
A. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. Please refer to Exchange Act Rule 13a-
15(e).
B. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.
Please refer to Exchange Act Rule 13a-15(e).

Exhibit 99.3

Revenue Recognition, Page 6

2. We note that you recognize revenue when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Please describe instances in which you would recognize revenue without the occurrence of physical delivery to your customers.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Yong Choi, Staff Accountant at (202) 551-3758 or
Kim Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief


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Mr. Bruce G. Waterman
Agrium Inc.
June 9, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05